Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Lazaro Rodriguez

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Gold, S.A. Receives ICMI Certification

Vancouver, BC – April 17, 2012: Further to its news release of November 14, 2011, Petaquilla Minerals Ltd. (the “Company”) is pleased to announce that its wholly-owned subsidiary, Petaquilla Gold, S.A., has been certified in full compliance with the International Cyanide Management Code (the “Cyanide Code”) by the International Cyanide Management Institute (“ICMI”). The ICMI was established to administer the Cyanide Code, promote its adoption, evaluate its implementation, and manage the certification process.

ICMI has received and accepted a Detailed Audit Findings Report prepared by an independent professional third-party auditor, who evaluated the Company’s Molejon Gold Mine against the ICMI’s Verification Protocol and found it in full compliance with the Cyanide Code’s Principles and Standards of Practice. The Summary Audit Report and Auditor Credentials Form are available on Petaquilla Gold, S.A.’s Signatory Page on the ICMI web site at http://cyanidecode.org/signatory_petaquilla.php.

The Cyanide Code, developed under the aegis of the United Nations Environment Programme, is a voluntary industry program for companies involved in the production of gold using cyanide and companies producing and transporting this cyanide. Approximately 35 gold mining companies have become signatories of the Cyanide Code, although less than half have achieved Cyanide Code certification. Petaquilla Gold, S.A. becomes only the second gold producer in Central America to be certified and the first in Panama.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Lazaro Rodriguez
Chief Operating Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.